Exhibit 12a STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES (Dollars in Thousands)

	12 Months Ending June 30,	Year Ended December 31,
	2000	1999	1998	1997	1996	1995

EARNINGS AVAILABLE FOR
FIXED CHARGES
Pre-tax income:
Income from continuing
operations per statement
of income	$ 190,308	$ 185,567	$ 169,612	$ 125,698	$ 167,351	$ 128,382
Federal income taxes	112,564	109,164	105,814	44,916	106,876	91,519
Federal income taxes charged
to other income - net	2,592	2,909	3,986	14,807	(784)	(11,967)
Capitalized interest	(2,283)	(3,692)	(1,782)	(360)	(600)	(660)
Undistributed (earnings) or
losses of less-than-
fifty-percent-owned
entities	—	—	—	(608)	460	8,325

Total	$ 303,181	$ 293,948	$ 277,630	$ 184,453	$ 273,303	$ 215,599

Fixed charges:
Interest expense	$ 173,811	$ 160,966	$ 146,248	$ 123,543	$ 122,635	$ 131,346
Other interest	2,283	3,692	1,782	360	600	660
Portion of rentals
representative of the
interest factor	4,827	4,575	2,878	3,143	4,187	5,150

Total	$ 180,921	$ 169,233	$ 150,908	$ 127,046	$ 127,422	$ 137,156

Earnings available for
combined fixed charges	$ 484,102	$ 463,181	$ 428,538	$ 311,499	$ 400,725	$ 352,755
RATIO OF EARNINGS TO
FIXED CHARGES	2.68x	2.74x	2.84x	2.45x	3.14x	2.57x